                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 Schedule 14f-1



                    Under the Securities Exchange Act of 1934



                              ECHEX WORLDWIDE CORP.
        (Exact name of registrant as specified in its corporate charter)



                                    000-27989
                               Commission File No.



             Nevada                                  88-0286466
      State of Incorporation                       (IRS Employer
                                                Identification No.)



                    7609 Ralston Road, Arvada, Colorado 80002
                    (Address of principal executive offices)



                                 (303) 422-8127
              (Registrant's telephone number, including area code)


                        WORLDWIDE WIRELESS NETWORKS, INC.
                      770 THE CITY DRIVE SOUTH, SUITE 3700
                                 ORANGE CA 92868
          (Former name or former address, if changed since last report)


                                  April 6, 2004

                              ECHEX WORLDWIDE CORP.

                                 Schedule 14f-1

                                  INTRODUCTION

     This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the board of directors of eChex Worldwide Corp. (the "Board"). The date of this information statement is April 6, 2004.

     This information statement is being mailed to stockholders of record as of April 6, 2004 and filed with the Securities and Exchange Commission (the "SEC") on April 6, 2004.

     On April 1, 2004, eChex Worldwide Corp. ("ECWC"), a Nevada Corporation, BBMF Group Inc ("BBMF"), a British Virgin Islands Corporation, BBMF Inc., a British Virgin Islands Corporation, the subscribing shareholder of BBMF (the "BBMF Shareholder") and the persons whose names are set out in Schedule 1 of the Agreement who have a right to subscribe for, but have not been issued, the number of common stock of ECWC set out opposite each name (collectively the "ECWC Subscribers") entered into the Agreement and Plan of Reorganization (the "Agreement").

     Pursuant to the Agreement, 100% of the 100 ordinary shares issued and outstanding of BBMF has been exchanged with ECWC for 20,000,000 shares of the common stock of ECWC. The 20,000,000 shares of ECWC common stock, on April 1, 2004 (the "Closing Date"), has been delivered to the BBMF Shareholder in exchange for its 100 BBMF ordinary shares as set forth under the Agreement.

     A copy of the Agreement is filed as an exhibit to the Form 8-K and is incorporated in its entirety therein.

     We expect that Mr. Michael F. Manion will resign as director (the "resigning director") and be replaced by directors designated by BBMF (the "incoming directors"). The change in directors is expected to occur at the next meeting of our Board following the Closing under the Agreement, but no earlier than ten (10) days after the date on which this information statement is filed with the SEC and mailed to all holders of record of our common stock as required by Rule 14f-1 of Exchange Act.

     THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF BBMF'S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

VOTING SECURITIES

     As of April 1, 2004, there were 20,268,668 shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.



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CHANGE OF CONTROL

     The following summary of the Agreement is a summary and is qualified in their entirety by references to the Agreement which we will file as exhibit to our Current Report on Form 8-K with the SEC on or before April 15, 2004.

GENERAL

     The BBMF Shareholder has exchanged all of its 100 shares of BBMF ordinary shares (constituting 100% of the issued and outstanding ordinary shares of BBMF) for 20,000,000 shares of ECWC common stock. BBMF has also paid US$625,000 to the ECWC Subscribers in consideration for their release of their subscription rights to ECWC.

     In addition to the exchange of 100 ordinary shares of BBMF for 20,000,000 shares of common stock of ECWC described above, BBMF has paid the sum of US$625,000 that is used to pay for the cancellation of subscription rights for an aggregate of 1,000,000 shares of ECWC common stock of the ECWC Subscribers and the payment of fees and expenses pursuant to the terms of the Agreement.

CONTROL OF ECWC

     The aggregate number of shares which ECWC is authorized to issue is 100,000,000 of which 75,000,000 shares are common stock and 25,000,000 shares are preferred stock. Prior to the Closing Date, 268,668 shares of ECWC common stock are issued and outstanding and 1,000,000 shares of common stock were subscribed for but remain unissued and will be cancelled pursuant to the terms of the Agreement. ECWC has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock, other than as set forth in the Agreement. No preferred stock of ECWC is outstanding.

     ECWC has issued 20,000,000 shares of common stock to the BBMF Shareholder, which as at the Closing Date equal approximately 98.67% of the issued and outstanding shares of ECWC on a fully diluted basis after taking into account such issuance.

CHANGES TO THE BOARD OF DIRECTORS

     The sole director and President of ECWC, Michael F. Manion, will remain in office until after ECWC's Form 10 QSB has been filed. However, Mr. Manion will not hold any power on the Board except to file the Form 10 QSB ending March 31, 2004. Upon the due filing of ECWC's Form 10 QSB, Mr. Manion will resign and release all claims, for salaries, benefits or otherwise, against ECWC pursuant to Schedule 2 of the Agreement. Before his resignation, he has caused such persons nominated by BBMF to become new directors of ECWC.

     We expect that Michael F. Manion will resign as director and be replaced by directors designated by BBMF (the "incoming directors"). The change in directors is expected to occur at any time following the Closing under the Agreement, but no earlier than ten (10) days after the date on which this information statement is filed with the SEC and mailed to all holders of record of ECWC common stock as required by Rule 14f-1 of the Exchange Act. This step may be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by BBMF's designees will constitute at least a majority of the available positions on the Board.

     BBMF has advised us that, to the best of BBMF's knowledge, except as set forth below, none of the BBMF designees is currently a director of, or holds any position with, us and have not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. BBMF has informed us that, to the best of its knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation



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of federal or state securities laws.

Name                          Age      Business Experience
----                          ---      -------------------

Yih Hann Lian                 35       Mr. Lian is the cofounder, co-Chairman, and CEO of BBMF. He is responsible for overall day to day responsibilities and execution of
                                       BBMF's business model and has held this position since May 2002. Mr.
                                       Lian is a successful technology entrepreneur having previously founded in 2000 and sold his wireless infrastructure company,
                                       Inphomatch Asia in January 2002 to Hycomm Wireless, a Hong Kong
                                       listed company for US$3 million. Inphomatch Asia enabled
                                       inter-carrier SMS, and was the Asian company of Inphomatch USA,
                                       www.inphomatch.com, a company backed by Draper Fisher Jurvetson and which delivers 1 billion SMS messages.

                                       At Inphomatch Asia, Mr. Lian built a telecom team of 20+ engineers and successfully signed up KGT and other telcompanies in Taiwan to become part of the Inphomatch global network.  Mr. Lian was also an early seed investor into Inphomatch USA and remains a shareholder.

                                       Prior to founding Inphomatch, Mr. Lian was an investment manager at
                                       Nomura Jafco and was responsible for private equity investments totaling US$38 million specifically in the Greater China region.
                                       Mr. Lian was based out of Hong Kong but traveled extensively across
                                       China.  Prior to his position at Nomura Jafco, Mr. Lian worked at
                                       Nippon Steel stationed in Japan.  Mr. Lian is fluent in five languages, Japanese, Cantonese, Mandarin, Fujianese, and English.

Antony Ren Haw Ip             25       Mr. Ip is the Co-Founder, Co-Chairman, and President of BBMF.  He is
                                       responsible for overall strategic direction of the company.  Mr. Ip has held this position since May 2002.

                                       Mr. Ip is one of the youngest technology entrepreneurs in Asia;
                                       having been in the technology industry in Asia since he was 17 when he first started out with Chinadotcom as one of the first 6 employees, and started his first company Outblaze in 1998 at age
                                       19.  Mr. Ip joined Chinadotcom in January 1996 at the infancy of the internet industry in Asia.  Mr. Ip worked 2-1/2 years at Chinadotcom in different groups within the company.

                                       In the spring of 1998, Mr. Ip left the company to cofound his first startup
                                       Outblaze, an outsourced email company. Outblaze became the first celebrity internet company in Asia, the first startup to raise institutional funding when it raised its first round in spring of 1999 announcing the start of the technology boom in Asia. PCCW subsequently paid US$40M for a substantial percentage ownership of the company.

                                       In May 1999, Mr. Ip left Outblaze to cofound Myrice, a China portal where he served as CEO. Mr. Ip led its strategic direction of acquiring undervalued assets of vertically focused web sites which proved to be its foundation for rising to be the 6th largest web site in China at the time of its acquisition by LycosAsia in 2001. Myrice raised over US$7 million in funding and was acquired by LycosAsia for over US$12 million in cash.


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 DIRECTOR AND EXECUTIVE OFFICER

     The following is a brief description of our director and executive officer other than the incoming directors:


Name                         Age       Duties
----                         ---       ------

Director and Executive
Officer

Michael F. Manion            53       Mr. Manion has served as a Director and President of ECWC since
                                      March 16, 2004.  The business plan of ECWC was abandoned before Mr.
                                      Manion was appointed President.  His duties since his appointment were to explore other opportunities for ECWC to enhance shareholder value.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Mr. Michael F. Manion is not compensated in his capacity as the Director and as the President of ECWC.

EMPLOYMENT, TERMINATION AND CHANGE OF CONTROL AGREEMENTS

     On March 16, 2004, Mr. Michael F. Manion accepted his appointment as the director and officer with ECWC. ECWC has no employees, other than Mr. Michael F. Manion, and no employee benefit plan in effect at this time. ECWC has no liability to Mr. Michael F. Manion for any unpaid wages or benefits or compensation of any kind in connection with his employment with ECWC.


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under SEC rules, our directors, executive officers and beneficial owners of more than 10% of any ECWC equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on our review of copies of these reports and representations of such reporting persons, we believe during fiscal year 2003, such SEC filing requirements were satisfied.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding ownership of our common stock by each person known to us to own more than 5% of the outstanding shares of the common stock, each director and executive officer, and all directors and executive officers as a group on April 1, 2004.


                                                         Number of Share          % of
Name                                                    Beneficially Held      Shares Owned
----                                                    -----------------      ------------

BBMF SHAREHOLDER                                           20,000,000           98.67%
OUTER SPACE INVESTMENT LIMITED (1)                          3,961,740           19.55%
NEW LIGHT TRADING LIMITED (2)                               3,961,740           19.55%
DORFIELD INVESTMENTS LIMITED (3)                            3,701,815           18.26%
DIGITAL HEAVEN GROUP LIMITED (4)                            3,701,815           18.26%
YIH HANN LIAN (5)                                           7,663,555           37.81%
ANTONY REN HAW IP (6)                                       7,663,555           37.81%
MICHAEL MANION                                                      0               0%
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP            15,327,110           75.62%


     1. Outer Space Investment Limited owns 19.81% of the outstanding and issued shares in the BBMF Shareholder.



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
     2. New Light Trading Limited owns 19.81% of the outstanding and issued shares in the BBMF Shareholder.

     3. Dorfield Investments Limited owns 18.51% of the outstanding and issued shares in the BBMF Shareholder.

     4. Digital Heaven Group Limited owns 18.51% of the outstanding and issued shares in the BBMF Shareholder.

     5. Mr. Lian effectively controls both New Light Trading Limited and Digital Heaven Group Limited, thereby an aggregate of 37.81% of the shares being held by those two companies in the BBMF Shareholder are imputed to Mr. Lian.

     6. Mr. Ip effectively controls both Outer Space Investment Limited and Dorfield Investments Limited, thereby an aggregate of 37.81% of the shares being held by those two companies in the BBMF Shareholder are imputed to Mr. Ip.


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                                    SIGNATURE

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ECHEX WORLDWIDE CORP.


                                            By: /s/ Michael F. Manion, President
                                              ----------------------------------
                                                    Michael F. Manion, President


Dated:     April 5, 2004



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